THE NORTH WEST COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

08003590

SEC
Mail Processing
Section

JUN 27 2008

Washington, DC
104

June 18, 2008

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FIRST QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. First Quarter Interim Financial Statements
4. Interim MD&A – First Quarter
5. News Release – First Quarter
6. Report of Voting Results
7. Amended and Restated Unitholder Rights Plan Agreement

If you require further information, please feel free to contact me. Thanks.

Yours truly,

for M. Noaker

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

PROCESSED
JUL 08 2008
THOMSON REUTERS

ENTERPRISING . SINCE 1668

Northern NorthMart GIANT TIGER AC

THE NORTH WEST COMPANY

NEWS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND ANNOUNCES FIRST QUARTER EARNINGS AND A DISTRIBUTION

Winnipeg, June 11, 2008: North West Company Fund (the "Fund") today reported 2008 first quarter earnings of $15.2 million for the period ended April 30, 2008. The Fund also announces a quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2008, distributable by July 15, 2008.

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 30, 2008 of $15.2 million, an increase of 41.0% over last year's first quarter earnings of $10.8 million. Diluted earnings per unit improved to $0.32 compared to $0.23 last year.

Sales increased 34.6% to $315.5 million compared to the first quarter last year and were up 4.7% on a same store basis excluding the foreign exchange impact of a stronger Canadian dollar. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007, and strong same store sales growth in Canada and Alaska were the leading factors contributing to the sales increase in the quarter.

The Trustees have approved a quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2008.

"Sales have remained robust across all store banners, with the exception of Giant Tiger," commented North West President & CEO Edward Kennedy. "More consumer income is being spent on food, gas and energy, but we continued to see large pockets of durable merchandise spending driven by resource development and income transfers."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 34.6% to $315.5 million compared to $234.4 million in 2007 and were up 37.6% excluding the foreign exchange impact of a stronger Canadian dollar. On a same store basis, sales increased 4.7% excluding the foreign exchange impact and were up 5.2% including the comparable increases from Cost-U-Less (CUL) stores open for more than one year. Food sales increased 41.7% and were up 5.2% on a same store basis excluding CUL and the foreign exchange impact. General merchandise sales increased by 28.8% and were up 3.1% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007, and strong same store sales growth in Canada and Alaska were the leading factors contributing to the sales increase in the quarter.

Cost of sales, selling and administrative expenses increased 36.1% to $289.5 million and increased 100 basis points as a percentage to sales compared to the first quarter of 2007. New and non-comparable store expenses accounted for substantially all of the dollar increase, with the primary reason being the discount margin structure of the CUL stores. On a comparable store basis, cost of sales, selling and administrative expenses decreased 77 basis points as a percentage to sales. Higher freight and energy related costs in our stores were more than offset by gains in financial services fees and staff productivity in Canada.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.0% to $25.9 million compared to $21.6 million in the first quarter last year and was up 7.3% excluding the impact of CUL. Sales growth and improvements in staff productivity were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates in the quarter. Amortization increased 17.1% to $7.8 million largely due to depreciation on new stores. Interest expense increased 30.3% to $2.1 million as a result of higher average debt levels in the quarter in part due to additional borrowings to fund the CUL acquisition. Income taxes decreased $1.7 million to $750,000 due to lower income taxes in the Canadian operations as a result of the reorganization completed in the second quarter of 2007. The reorganization changes the flow of earnings from the limited partnership to the Fund such that the majority of the Canadian operations pre-tax earnings now flow to the Fund. The decrease in Canadian income taxes was partially offset by an increase in income taxes in the International operations as a result of higher earnings.

Net earnings increased $4.4 million or 41.0% to $15.2 million. Diluted earnings per unit were up 39.1% to $0.32 compared to $0.23 last year.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 9.5% to $210.5 million up from $192.3 million last year and were up 4.4% on a same store basis. Food sales increased 8.8% and were up 5.0% on a same store basis. Food inflation was approximately 3.0%. The leading growth categories were beverages, grocery, tobacco and frozen foods. Food sales in stores in urban markets and less remote locations continue to be impacted by more intense competitive price discounting. General merchandise sales were up 10.3% over last year as a result of new stores and increased 2.8% on a same store basis. Higher discretionary spending related to strong resource based economies and residual Indian Residential School Settlement payments drove sales gains in transportation, electronics and home furnishings, offsetting soft sales in urban markets and less remote locations.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Sales growth contributed to a 6.7% increase in gross profit dollars, net of a 79 basis points drop in gross profit rate compared to the first quarter last year. Higher sales growth in lower margin categories such as transportation and electronics and market-driven price reductions in staple food categories such as dairy and bread continued to impact the gross profit rate. Rising fuel-related freight costs were also a factor. Operating expenses increased 4.4% but were down 109 basis points as a percentage to sales due to sales growth, higher staff productivity and lower debt loss expense. Canadian trading profit increased 10.0% to $20.4 million or 9.7% of sales compared to 9.6% of sales in the first quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International operations sales increased $67.7 million to $104.2 million compared to $36.5 million in the first quarter last year largely due to the acquisition of CUL and were up 6.3% on a same store basis (up 6.9% including comparable increases from CUL stores open for more than one year). The acquisition of Span Alaska Enterprises, Inc. (Span) on March 3, 2008 also contributed to the sales increase in the quarter. Span is a food and general merchandise distributor serving retail and wholesale customers in rural Alaska. The acquisition of Span will complement our existing wholesale operation, Frontier Expeditors, while improving the cost structure of both entities.

Food sales increased 6.4% on a same store basis led by sales gains in grocery, snack foods, beverages, and chilled foods categories. Food inflation was approximately 4.5%. General merchandise same store sales increased 5.9% with transportation and electronics categories contributing the largest gains.

Gross profit dollars were up 109.7% as a result of sales gains. The gross profit rate decreased from last year due to a higher sales blend from lower margin categories such as transportation and electronics and the overall impact of the lower margin structure at CUL. Operating expense dollars increased 107.0% compared to the first quarter last year but decreased as a percentage to sales as a result of the CUL acquisition. On a comparable basis, operating expenses increased 7.8% and increased 65 basis points as a percentage to sales due in part to higher staff costs and net debt loss.

Trading profit increased $2.8 million to $5.5 million reflecting the impact of the new stores. Excluding the CUL stores, trading profit increased 4.5% and as a percent of sales was 6.8% compared to 7.4% in the first quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .74:1 compared to .47:1 last year largely due to the additional debt incurred for the acquisition of Cost-U-Less. The debt-to-equity ratio at January 31, 2008 was .62:1.

Working capital increased $39.3 million compared to last year. The increase in inventories is substantially due to the acquisition of CUL as well as new stores in Canada. The decrease in bank advances and short-term notes is due to the transfer of the majority of the credit lines to long-term debt as a result of the renegotiation of credit lines from a demand facility to a three year committed facility completed in the fourth quarter last year. Accounts payable and accrued liabilities increased from the prior year due largely to the liabilities assumed as part of the CUL acquisition.

Outstanding Units
The weighted average basic units outstanding for the quarter were 47,708,000 compared to 47,603,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,422,000 compared to 48,403,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $2.2 million from $21.3 million last year. The decrease in cash flows from operating activities is mainly due to the change in non-cash working capital largely resulting from a decrease in accounts payable and accrued liabilities and an increase in inventories in the quarter compared to last year. The decrease in accounts payable is largely due to the timing of cheque runs and the transition of the CUL accounts payable function. The increase in inventories is due in part to higher inventory balances in Canadian stores serviced by winter road. Cash flow from operations[1] increased $4.5 million to $22.6 million due primarily to higher net earnings.

Cash used for investing activities in the quarter increased to $9.7 million from $5.6 million last year due largely to the acquisition of Span Alaska Enterprises, Inc. on March 3, 2008. In the quarter, a store property and related site development was sold for $3.2 million and a lease arrangement was entered into for the store portion of the property.

Cash provided from financing activities in the quarter was $7.3 million compared to cash used in financing activities of $4.4 million last year. The Fund paid distributions of $21.3 million, an increase of 37.5% compared to $15.4 million last year. The distributions paid in the quarter includes a quarterly distribution of $15.5 million or $0.32 per unit ($10.6 million or $0.22 per unit last year) and a special distribution of $5.8 million or $0.12 per unit paid on February 22, 2008 to unitholders of record on December 31, 2007 ($4.8 million or $0.10 per unit in the first quarter of 2007). In the fourth quarter of 2007, the Company arranged for new bank loan facilities which have resulted in a decrease in bank advances and short-term notes and an increase in long-term debt. The Canadian operation has available three year extendible, committed, revolving loan facilities of $140 million. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At April 30, 2008 the Company had drawn $65.3 million on these facilities.

The Company's International operation has available three year extendible, committed, non-revolving loan facilities of US$52 million. These facilities are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At April 30, 2008, the Company had drawn US$52 million on these facilities. The International operation also has available demand revolving loan facilities of US$21 million. These loans are secured by a floating charge against accounts receivable and inventories of the International operations. At April 30, 2008, the Company had US$9.3 million in bank advances and short-term notes drawn on these facilities.

The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At April 30, 2008, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Net capital expenditures for 2008 are expected to be in the range of $49 million to $53 million (2007 - $44.4 million) reflecting the planned opening of six new stores, major renovation activity in seven stores, new gas bars, pharmacy openings, system upgrades, expansion of our wholesale business and a head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- On June 6, 2008, the Fund, through its ownership interest in Transport Nanuk (TN) and TN's interest in Nunavut Eastern Arctic Shipping, a partnership with three Inuit birthright development corporations, announced the acquisition of the MV Qamutik, an ice class 1, multi-purpose cargo vessel. The MV Qamutik will be the fourth vessel in the TN/NEAS fleet and will provide needed capacity to service the north's growing shipping demands, particularly in the areas of public housing and mining.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2008, distributable by July 15, 2008.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2008 will continue to represent taxable income.

In determining the quarterly distributions, the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses.

OUTLOOK

Second quarter food sales have continued first quarter trends and general merchandise sales have slowed slightly. Higher fuel costs are expected to constrain discretionary consumer spending for the rest of the year, with some offset from government income transfers in Alaska and resource development in the north. At-home and local food spending is expected to be strong in most of our markets due to the high cost of travel favouring our northern store banners and the price advantage offered by our discount store banners. Food inflation is expected to remain in the 4% range across our Northern, AC and CUL stores and at lower rates in our NorthMart and Giant Tiger stores which will continue to face food pricing discounting pressures.

Integration of our CUL acquisition is continuing with annualized savings of at least $3 million anticipated by the second half of 2008. The restructuring of support activities aimed at providing more specialized merchandising and administrative services to CUL will be completed by the end of the fiscal year.

QUARTERLY RESULTS OF OPERATIONS

In 2008, the quarters will have the same number of days of operations as 2007 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 was different from 2006. The chart below reflects the number of days in each quarter. On an annual basis, 2007 had 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
	90 days	89 days	92 days	95 days	92 days	91 days	92 days	91 days
($ in millions)	2008	2007	2007	2006	2007	2006	2007	2006
Sales	$315.5	$234.4	$318.0	$262.5	$255.7	$236.1	$256.4	$232.6
Trading profit	25.9	21.6	31.5	26.1	27.5	25.6	26.0	24.4
Net earnings	15.2	10.8	18.9	16.3	18.5	14.8	14.8	12.8
Net earnings per unit:								
Basic	0.32	0.23	0.39	0.34	0.39	0.31	0.31	0.27
Diluted	0.32	0.23	0.39	0.34	0.39	0.31	0.30	0.27

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of April 30, 2008 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide

reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended April 30, 2008 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2008

Inventories

As described in Note 2 of the 2008 first quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3031, "Inventories" which is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3031 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs in the period.

The Company has adopted this new standard as of February 1, 2008 with the changes applied retroactively without restatement of comparative numbers in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening retained earnings of $119,000.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

The Canadian Institute of Chartered Accounts has issued the following new accounting standards:

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this new standard on the consolidated financial statements and will adopt the standard commencing in fiscal 2009.

International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter of 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS, developing implementation plans and investing in training and resources to facilitate a timely conversion.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

($ in thousands)	First Quarter 2008	2007
Net earnings	$ 15,235	$ 10,807
Add: Amortization	7,789	6,649
Interest expense	2,148	1,649
Income taxes	750	2,497
Trading profit	$ 25,922	$ 21,602

For trading profit information by business segment, refer to Note 11 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	First Quarter 2008	2007
Cash flow from operating activities	$ 2,207	$ 21,294
Non-cash items:		
Change in other non-cash items	(143)	(268)
Change in non-cash working capital	20,528	(2,960)
Cash flow from operations	$ 22,592	$ 18,066

***

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to June 11, 2008.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighbourhoods in Canada, Alaska, the South Pacific and the Caribbean. North West operates 221 stores under the trading names Northern, NorthMart, Giant Tiger, AC Value Center and Cost-U-Less and has annualized sales of approximately Cdn. $1.3 billion.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President and CEO, The North West Company
phone 204-934-1482; fax 204-934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President and CFO, The North West Company
phone 204-934-1503; fax 204-934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance and Secretary, The North West Company
Phone 204-934-1397; fax 204-934-1455; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	April 30 2008	April 30 2007	January 31 2008
ASSETS			
Current assets			
Cash	$ 21,559	$ 33,388	$ 21,732
Accounts receivable	66,448	62,821	62,759
Inventories (Note 2)	166,530	131,498	162,481
Prepaid expenses	5,731	5,627	3,604
Future income taxes	3,462	2,137	3,485
Total Current Assets	263,730	235,471	254,061
Property and equipment	224,862	185,802	227,974
Other assets	18,646	19,048	19,033
Goodwill	31,348	-	26,882
Future income taxes	2,259	7,095	1,720
Total Assets	$ 540,845	$ 447,416	$ 529,670
LIABILITIES			
Current liabilities			
Bank advances and short-term notes (Note 3)	$ 9,419	$ 33,896	$ 4,336
Accounts payable and accrued liabilities	91,747	74,233	109,877
Income taxes payable	2,239	4,673	2,053
Current portion of long-term debt	18,674	20,284	18,633
Total Current Liabilities	122,079	133,086	134,899
Long-term debt (Note 4)	160,739	62,577	136,864
Asset retirement obligations	1,584	1,528	1,606
Total Liabilities	284,402	197,191	273,369
EQUITY			
Capital	165,133	165,205	165,133
Unit purchase loan plan (Note 6)	(12,023)	(12,709)	(12,342)
Contributed surplus	970	690	970
Retained earnings	100,161	93,334	100,526
Accumulated other comprehensive income (Note 8)	2,202	3,705	2,014
Total Equity	256,443	250,225	256,301
Total Liabilities and Equity	$ 540,845	$ 447,416	$ 529,670

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	Three Months Ended April 30 2008	Three Months Ended April 30 2007
SALES	$ 315,468	$ 234,351
Cost of sales, selling and administrative expenses	(289,546)	(212,749)
Net earnings before amortization, interest and income taxes	25,922	21,602
Amortization	(7,789)	(6,649)
	18,133	14,953
Interest	(2,148)	(1,649)
	15,985	13,304
Provision for income taxes	(750)	(2,497)
NET EARNINGS FOR THE PERIOD	$ 15,235	$ 10,807
Retained earnings, beginning of period as previously reported	100,526	93,253
Accounting policy changes (Note 2)	(119)	(83)
Retained earnings, as restated	100,407	93,170
Distributions (Note 10)	(15,481)	(10,643)
RETAINED EARNINGS, END OF PERIOD	$ 100,161	$ 93,334
NET EARNINGS PER UNIT		
Basic	$ 0.32	$ 0.23
Diluted	$ 0.32	$ 0.23
Weighted Average Number of Units Outstanding (000's)		
Basic	47,708	47,603
Diluted	48,422	48,403

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	Three Months Ended April 30 2008	Three Months Ended April 30 2007
NET EARNINGS	$ 15,235	$ 10,807
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	188	(977)
Other comprehensive income (loss) (Note 8)	188	(977)
COMPREHENSIVE INCOME	$ 15,423	$ 9,830

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	Three Months Ended April 30 2008	Three Months Ended April 30 2007
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 15,235	$ 10,807
Non-cash items		
Amortization	7,789	6,649
Future income taxes	(494)	(226)
Unit purchase loan plan compensation (Note 7)	-	307
Amortization of deferred financing costs	47	47
Loss on disposal of property and equipment	15	482
	22,592	18,066
Change in non-cash working capital	(20,528)	2,960
Change in other non-cash items	143	268
Operating activities	2,207	21,294
Investing Activities		
Business acquisition (Note 13)	(6,190)	-
Purchase of property and equipment	(6,695)	(5,704)
Proceeds from disposal of property and equipment	3,208	107
Investing activities	(9,677)	(5,597)
Financing Activities		
Change in bank advances and short-term notes	5,040	12,308
Net repayments (purchases) under unit purchase loan plan	319	(1,216)
Increase in long-term debt	23,325	-
Repayment of long-term debt	(101)	(20)
Distributions (Note 10)	(21,286)	(15,481)
Financing activities	7,297	(4,409)
NET CHANGE IN CASH	$ (173)	$ 11,288
Cash, beginning of period	21,732	22,100
CASH, END OF PERIOD	$ 21,559	$ 33,388
Supplemental disclosure of cash paid for:		
Interest expense	$ 1,263	$ 396
Income taxes	$ 1,015	$ 1,326

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2007 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Inventories

Effective February 1, 2008 the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) section 3031 Inventories which is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Section 3031 provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location and condition. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. Reversals of previous write-downs to net realizable value are now required when there is a subsequent increase in the value of the inventories. The cost of inventories should be determined using either a first-in, first-out or weighted average cost formula. Techniques for the measurement of cost of inventories, such as the retail method may be used if the results approximate actual cost. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, the amount of inventories recognized as an expense during the period, the amount of write-downs during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

The Company values inventories at the lower of cost and net realizable value. Costs include the cost to purchase net of vendor allowances and other costs, such as transportation, that are directly incurred to bring inventories to their present location and condition. The cost of warehouse inventories is determined by the weighted average cost. The cost of store inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method on a first-in, first-out basis for food inventories. The Company defines net realizable value as the anticipated selling price. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling price, the amount of the write-down previously recorded is reversed. Storage costs, administrative overheads and selling costs related to the inventories are expensed in the period the costs are incurred.

This change in accounting policy has been implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening inventories of $221,000, an increase in opening future income tax assets of $102,000, and a decrease to opening retained earnings of $119,000.

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended April 30, 2008 is $226,285,000 of inventories recognized as an expense, which includes $314,000 for the write-down of inventories as a result of net realizable value being lower than cost. There was no reversal of inventories written-down previously that are no longer estimated to sell below cost.

Financial Instruments - Recognition and Measurement, Disclosure and Presentation, Hedges, Comprehensive Income and Equity

On February 1, 2007 the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy were applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

3. Bank Advances and Short-Term Notes

In January 2008, the Company arranged for new revolving loan facilities and as a result amounts drawn by the Canadian operations on the new facilities are reported as long-term debt (Note 4). Prior to this new arrangement, the Canadian operations had available operating loan facilities of $85,000,000 and had drawn $33,896,000 on these facilities at April 30, 2007.

International operations have available demand, revolving loan facilities of US$21,000,000 at interest rates of London Interbank Offered Rate (LIBOR) plus 1.75% or US prime minus 0.25% secured by a floating charge against certain accounts receivable and inventories of the International operations. At April 30, 2008, the International operations had drawn US$9,330,000 (April 30, 2007 - $0) on the facility.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Long-term Debt

Year ended ($ in thousands)		April 30 2008		April 30 2007
Senior notes [1]	$	57,573	$	81,809
Revolving loan facilities [2]		65,334		-
Non-revolving loan facilities [3]		52,494		-
Notes payable [4]		1,648		-
Obligations under capital lease [5]		2,364		1,052
		179,413		82,861
Less: Current portion of long-term debt		18,674		20,284
	$	160,739	$	62,577

(1) The US$52,000,000 senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. A principal payment of US$13,000,000 is due June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross currency interest rate and interest rate swaps resulting in floating interest costs on US$23,000,000 of its senior notes.

(2) Canadian operations have available three year extendible, committed, revolving loan facilities of $140,000,000. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances plus stamping fees ranging from 50 basis points to 90 basis points or the Canadian prime rate. At April 30, 2008 the Company has drawn $65,334,000 on these facilities.

(3) International operations have available three year, extendible, committed, non-revolving loan facilities of US$52,000,000. These facilities are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees ranging from 50 basis points to 90 basis points or the US prime rate. At April 30, 2008 the Company had drawn US$52,000,000 on these facilities.

(4) The notes payable in the amount of US$1,632,000 bear an interest rate of US prime plus 1% and have annual principal payments of US$267,000. The notes payable mature in 2013 and 2015.

(5) The obligation under capital leases of US$2,342,000 (April 30, 2007 - US$951,000) is repayable in blended principal and interest payments of US$634,000 annually.

5. Financial Instruments

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

		Assets (Liabilities) Carried at Cost/Amortized Cost				Assets (Liabilities) Carried at Fair Value	
As at April 30, 2008 ($ in thousands)	Maturity		Carrying Value		Fair Value		Carrying Value
Cash	Short-term	$	21,559	$	21,559	$	-
Accounts receivable	Short-term		66,448		66,448		-
Financial assets included in other assets	Long-term		4,736		4,736		-
Bank advances and short-term notes (Note 3)	Short-term		(9,419)		(9,419)		-
Accounts payable and accrued liabilities	Short-term		(91,747)		(91,747)		-
Financial derivative instruments [1]	Short-term		-		-		(5,200)
Current portion of long-term debt [1]	Short-term		(13,474)		(13,474)		-
Long-term debt (Note 4)	Long-term		(160,739)		(161,937)		-

(1) These items total $18,674 which comprises the current portion of long-term debt (Note 4).

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the current risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- Financial derivative instruments are valued based on closing market quotations.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded an interest revenue of $27,000 and a foreign exchange gain of $7,000 which is included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings for the three months ended April 30, 2008.

Financial Derivative Instruments

As at April 30, 2008 ($ in thousands)	Notional Value	Interest Rate	Fair Value
Interest rate swaps in effective fair value hedging relationship	US$14,000 (2007 - US$14,000)	LIBOR plus 1.87%	$ 103
Cross-currency interest rate swaps in effective fair value hedging relationship	US$7,000 (2007 - US$20,000)	B.A. plus 2.89%	3,992
Cross-currency interest rate swaps no longer in effective hedging relationship	US$2,000 (2007 - US$2,000)	B.A. plus 3.16%	1,105

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 667,297 units (April 30, 2007 - 756,867) of the Fund with a quoted value at April 30, 2008 of $12,365,000 (April 30, 2007 - $15,554,000). Loans receivable at April 30, 2008 of $12,023,000 (April 30, 2007 - $12,709,000) are recorded as a reduction of equity. The loans have terms of three or five years. The maximum value of the loans receivable under the plan is currently limited to $15,000,000.

7. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation for the Trustee Deferred Unit Plan. The deferred unit plan compensation expense recorded for the three months ended April 30, 2008 is $104,000 (three months ended April 30, 2007 - $201,000). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at April 30, 2008 is 48,056 (April 30, 2007 - 29,213). There were no deferred units settled in cash during the period.

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 6). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the Canadian Institute of Chartered Accountants handbook.

There were no compensation costs related to the unit purchase loan plan for the three months ended April 30, 2008 (three months ended April 30, 2007 - $307,000) with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security.

The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

	2007
Expected life	3 or 5 years
Risk-free interest rate	4.2%
Expected volatility	25.7%

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Accumulated other comprehensive income ($ in thousands)

	April 30 2008	April 30 2007	January 31 2008
Balance, beginning of year	$ 2,014	$ 4,682	$ 4,682
Other comprehensive income (loss)	188	(977)	(2,668)
Accumulated other comprehensive income, end of year	2,202	3,705	2,014
Retained earnings, end of year	100,161	93,334	100,526
Total accumulated other comprehensive income and retained earnings	$ 102,363	$ 97,039	$ 102,540

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the foreign operations.

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended April 30, 2008 is $750,000 (three months ended April 30, 2007 - $1,000,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended April 30, 2008 of US$111,000 (three months ended April 30, 2007 - US$48,000).

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended April 30, 2008 is $21,286,000 including a special distribution of $5,805,000 paid on February 22, 2008 to unitholders of record on December 31, 2007 (three months ended April 30, 2007 - $15,481,000 including a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006).

11. Segmented Information ($ in thousands)

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended April 30 2008	Three Months Ended April 30 2007
Sales		
Canada	$ 210,521	$ 192,264
International	104,947	42,087
Total	$ 315,468	$ 234,351
Net earnings before amortization, interest and income taxes		
Canada	$ 20,376	$ 18,522
International	5,546	3,080
Total	$ 25,922	$ 21,602
Net earnings before interest and income taxes		
Canada	$ 14,330	$ 12,928
International	3,803	2,025
Total	$ 18,133	$ 14,953
Total Assets		
Canada	$ 380,050	$ 373,589
International	160,795	73,827
Total	$ 540,845	$ 447,416

International includes the operations of Alaska Commercial Company and Cost-U-Less, Inc. which was acquired on December 13, 2007 (Note 13). Included in Canada total assets is property and equipment of $162,507 (April 30, 2007 - $150,162). International total assets includes property and equipment of $62,355 (April 30, 2007 - $35,640) and goodwill of $31,348 (April 30, 2007 - $0).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

13. Business Acquisitions

On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc., a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190,000 in cash consideration plus up to US$1,200,000 in contingent cash consideration.

On December 13, 2007 the Company purchased all of the issued and outstanding shares of Cost-U-Less, Inc. a leading operator of mid-size warehouse format stores in remote island communities in the South Pacific and the Caribbean for $54,258,000 in cash consideration.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or the recognition of other intangible assets.

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

($ in thousands)	Span Alaska Enterprises, Inc. March 3, 2008	Cost-U-Less, Inc. December 13, 2007
Assets		
Cash	$ -	$ 3,043
Accounts receivable	2,284	1,030
Inventories	807	29,842
Prepaid expenses	17	729
Future income taxes	-	998
Property and equipment	104	27,983
Other assets	32	843
Goodwill	4,176	27,405
Total Assets	$ 7,420	$ 91,853
Liabilities		
Bank advances and short-term notes	$ -	$ 3,122
Accounts payable and accrued expenses	1,230	30,203
Current portion of long-term debt	-	611
Future income taxes	-	828
Long-term debt	-	2,831
Total Liabilities	$ 1,230	$ 37,595
Cash Consideration	$ 6,190	$ 54,258

Goodwill associated with the Cost-U-Less, Inc. acquisition is not deductible for tax purposes.

15. Future Accounting Standards

The CICA has issued the following new accounting standards:

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this standard and will adopt the standard commencing in fiscal 2009.

International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter of 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS, developing implementation plans and investing in training and resources to facilitate a timely conversion.

16. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2008 FIRST QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports first quarter earnings to April 30, 2008 of $15.2 million, an increase of 41.0% over last year's first quarter earnings of $10.8 million. Diluted earnings per unit improved to $0.32 compared to $0.23 last year.

Sales increased 34.6% to $315.5 million compared to the first quarter last year and were up 4.7% on a same store basis excluding the foreign exchange impact of a stronger Canadian dollar. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007, and strong same store sales growth in Canada and Alaska were the leading factors contributing to the sales increase in the quarter.

The Trustees have approved a quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2008.

On behalf of the Trustees:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

First quarter consolidated sales increased 34.6% to $315.5 million compared to $234.4 million in 2007 and were up 37.6% excluding the foreign exchange impact of a stronger Canadian dollar. On a same store basis, sales increased 4.7% excluding the foreign exchange impact and were up 5.2% including the comparable increases from Cost-U-Less (CUL) stores open for more than one year. Food sales increased 41.7% and were up 5.2% on a same store basis excluding CUL and the foreign exchange impact. General merchandise sales increased by 28.8% and were up 3.1% on a same store basis excluding CUL and the foreign exchange impact. Sales from new stores, including the acquisition of Cost-U-Less, Inc. on December 13, 2007, and strong same store sales growth in Canada and Alaska were the leading factors contributing to the sales increase in the quarter.

Cost of sales, selling and administrative expenses increased 36.1% to $289.5 million and increased 100 basis points as a percentage to sales compared to the first quarter of 2007. New and non-comparable store expenses accounted for substantially all of the dollar increase, with the primary reason being the discount margin structure of the CUL stores. On a comparable store basis, cost of sales, selling and administrative expenses decreased 77 basis points as a percentage to sales. Higher freight and energy related costs in our stores were more than offset by gains in financial services fees and staff productivity in Canada.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 20.0% to $25.9 million compared to $21.6 million in the first quarter last year and was up 7.3% excluding the impact of CUL. Sales growth and improvements in staff productivity were the leading factors contributing to the trading profit dollar increase, offsetting lower gross profit rates in the quarter. Amortization increased 17.1% to $7.8 million largely due to depreciation on new stores. Interest expense increased 30.3% to $2.1 million as a result of higher average debt levels in the quarter in part due to additional borrowings to fund the CUL acquisition. Income taxes decreased $1.7 million to $750,000 due to lower income taxes in the Canadian operations as a result of the reorganization completed in the second quarter of 2007. The reorganization changes the flow of earnings from the limited partnership to the Fund such that the majority of the Canadian operations pre-tax earnings now flow to the Fund. The decrease in Canadian income taxes was partially offset by an increase in income taxes in the International operations as a result of higher earnings.

Net earnings increased $4.4 million or 41.0% to $15.2 million. Diluted earnings per unit were up 39.1% to $0.32 compared to $0.23 last year.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 9.5% to $210.5 million up from $192.3 million last year and were up 4.4% on a same store basis. Food sales increased 8.8% and were up 5.0% on a same store basis. Food inflation was approximately 3.0%. The leading growth categories were beverages, grocery, tobacco and frozen foods. Food sales in stores in urban markets and less remote locations continue to be impacted by more intense competitive price discounting. General merchandise sales were up 10.3% over last year as a result of new stores and increased 2.8% on a same store basis. Higher discretionary spending related to strong resource based economies and residual Indian Residential School Settlement payments drove sales gains in transportation, electronics and home furnishings, offsetting soft sales in urban markets and less remote locations.

Sales growth contributed to a 6.7% increase in gross profit dollars, net of a 79 basis points drop in gross profit rate compared to the first quarter last year. Higher sales growth in lower margin categories such as transportation and electronics and market-driven price reductions in staple food categories such as dairy and bread continued to impact the gross profit rate. Rising fuel-related freight costs were also a factor. Operating expenses increased 4.4% but were down 109 basis points as a percentage to sales due to sales growth, higher staff productivity and lower debt loss expense. Canadian trading profit increased 10.0% to $20.4 million or 9.7% of sales compared to 9.6% of sales in the first quarter last year.

INTERNATIONAL OPERATIONS (stated in U.S. dollars)

International operations sales increased $67.7 million to $104.2 million compared to $36.5 million in the first quarter last year largely due to the acquisition of CUL and were up 6.3% on a same store basis (up 6.9% including comparable increases from CUL stores open for more than one year). The acquisition of Span Alaska Enterprises, Inc. (Span) on March 3, 2008 also contributed to the sales increase in the quarter. Span is a food and general merchandise distributor serving retail and wholesale customers in rural Alaska. The acquisition of Span will complement our existing wholesale operation, Frontier Expeditors, while improving the cost structure of both entities.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Food sales increased 6.4% on a same store basis led by sales gains in grocery, snack foods, beverages, and chilled foods categories. Food inflation was approximately 4.5%. General merchandise same store sales increased 5.9% with transportation and electronics categories contributing the largest gains.

Gross profit dollars were up 109.7% as a result of sales gains. The gross profit rate decreased from last year due to a higher sales blend from lower margin categories such as transportation and electronics and the overall impact of the lower margin structure at CUL. Operating expense dollars increased 107.0% compared to the first quarter last year but decreased as a percentage to sales as a result of the CUL acquisition. On a comparable basis, operating expenses increased 7.8% and increased 65 basis points as a percentage to sales due in part to higher staff costs and net debt loss.

Trading profit increased $2.8 million to $5.5 million reflecting the impact of the new stores. Excluding the CUL stores, trading profit increased 4.5% and as a percent of sales was 6.8% compared to 7.4% in the first quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .74:1 compared to .47:1 last year largely due to the additional debt incurred for the acquisition of Cost-U-Less. The debt-to-equity ratio at January 31, 2008 was .62:1.

Working capital increased $39.3 million compared to last year. The increase in inventories is substantially due to the acquisition of CUL as well as new stores in Canada. The decrease in bank advances and short-term notes is due to the transfer of the majority of the credit lines to long-term debt as a result of the renegotiation of credit lines from a demand facility to a three year committed facility completed in the fourth quarter last year. Accounts payable and accrued liabilities increased from the prior year due largely to the liabilities assumed as part of the CUL acquisition.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,708,000 compared to 47,603,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,422,000 compared to 48,403,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $2.2 million from $21.3 million last year. The decrease in cash flows from operating activities is mainly due to the change in non-cash working capital largely resulting from a decrease in accounts payable and accrued liabilities and an increase in inventories in the quarter compared to last year. The decrease in accounts payable is largely due to the timing of cheque runs and the transition of the CUL accounts payable function. The increase in inventories is due in part to higher inventory balances in Canadian stores serviced by winter road. Cash flow from operations[1] increased $4.5 million to $22.6 million due primarily to higher net earnings.

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Cash used for investing activities in the quarter increased to $9.7 million from $5.6 million last year due largely to the acquisition of Span Alaska Enterprises, Inc. on March 3, 2008. In the quarter, a store property and related site development was sold for $3.2 million and a lease arrangement was entered into for the store portion of the property.

Cash provided from financing activities in the quarter was $7.3 million compared to cash used in financing activities of $4.4 million last year. The Fund paid distributions of $21.3 million, an increase of 37.5% compared to $15.4 million last year. The distributions paid in the quarter includes a quarterly distribution of $15.5 million or $0.32 per unit ($10.6 million or $0.22 per unit last year) and a special distribution of $5.8 million or $0.12 per unit paid on February 22, 2008 to unitholders of record on December 31, 2007 ($4.8 million or $0.10 per unit in the first quarter of 2007). In the fourth quarter of 2007, the Company arranged for new bank loan facilities which have resulted in a decrease in bank advances and short-term notes and an increase in long-term debt. The Canadian operation has available three year extendible, committed, revolving loan facilities of $140 million. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. At April 30, 2008 the Company had drawn $65.3 million on these facilities.

The Company's International operation has available three year extendible, committed, non-revolving loan facilities of US$52 million. These facilities are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. At April 30, 2008, the Company had drawn US$52 million on these facilities. The International operation also has available demand revolving loan facilities of US$21 million. These loans are secured by a floating charge against accounts receivable and inventories of the International operations. At April 30, 2008, the Company had US$9.3 million in bank advances and short-term notes drawn on these facilities.

The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At April 30, 2008, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Net capital expenditures for 2008 are expected to be in the range of $49 million to $53 million (2007 - $44.4 million) reflecting the planned opening of six new stores, major renovation activity in seven stores, new gas bars, pharmacy openings, system upgrades, expansion of our wholesale business and a head office renovation project. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- On June 6, 2008, the Fund, through its ownership interest in Transport Nanuk (TN) and TN's interest in Nunavut Eastern Arctic Shipping, a partnership with three Inuit birthright development corporations, announced the acquisition of the MV Qamutik, an ice class 1, multi-purpose cargo vessel. The MV Quamutik will be the fourth vessel in the TN/NEAS fleet and will provide needed capacity to service the north's growing shipping demands, particularly in the areas of public housing and mining.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a regular quarterly distribution of $0.32 per unit to unitholders of record on June 30, 2008, distributable by July 15, 2008.

The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2008 will continue to represent taxable income.

In determining the quarterly distributions, the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses.

OUTLOOK

Second quarter food sales have continued first quarter trends and general merchandise sales have slowed slightly. Higher fuel costs are expected to constrain discretionary consumer spending for the rest of the year, with some offset from government income transfers in Alaska and resource development in the north. At-home and local food spending is expected to be strong in most of our markets due to the high cost of travel favouring our northern store banners and the price advantage offered by our discount store banners. Food inflation is expected to remain in the 4% range across our Northern, AC and CUL stores and at lower rates in our North Mart and Giant Tiger stores which will continue to face food pricing discounting pressures.

Integration of our CUL acquisition is continuing with annualized savings of at least $3 million anticipated by the second half of 2008. The restructuring of support activities aimed at providing more specialized merchandising and administrative services to CUL will be completed by the end of the fiscal year.

QUARTERLY RESULTS OF OPERATIONS

In 2008, the quarters will have the same number of days of operations as 2007 with the exception of the first quarter of 2008 which had an extra day resulting from the February 29 leap year. In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 was different from 2006. The chart below reflects the number of days in each quarter. On an annual basis, 2007 had 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter	
	90 days	89 days	92 days	95 days	92 days	91 days	92 days	91 days
($ in millions)	2008	2007	2007	2006	2007	2006	2007	2006
Sales	$315.5	$234.4	$318.0	$262.5	$255.7	$236.1	$256.4	$232.6
Trading profit	25.9	21.6	31.5	26.1	27.5	25.6	26.0	24.4
Net earnings	15.2	10.8	18.9	16.3	18.5	14.8	14.8	12.8
Net earnings per unit:								
Basic	0.32	0.23	0.39	0.34	0.39	0.31	0.31	0.27
Diluted	0.32	0.23	0.39	0.34	0.39	0.31	0.30	0.27

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of April 30, 2008 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended April 30, 2008 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2008

Inventories

As described in Note 2 of the 2008 first quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3031, "Inventories" which is

effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3031 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs in the period.

The Company has adopted this new standard as of February 1, 2008 with the changes applied retroactively without restatement of comparative numbers in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening retained earnings of $119,000.

FUTURE ACCOUNTING STANDARDS TO BE IMPLEMENTED

The Canadian Institute of Chartered Accounts has issued the following new accounting standards:

Goodwill and Intangible Assets
Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this new standard on the consolidated financial statements and will adopt the standard commencing in fiscal 2009.

International Financial Reporting Standards
The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter of 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS, developing implementation plans and investing in training and resources to facilitate a timely conversion.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from

other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

($ in thousands)	First Quarter 2008	2007
Net earnings	$ 15,235	$ 10,807
Add: Amortization	7,789	6,649
Interest expense	2,148	1,649
Income taxes	750	2,497
Trading profit	$ 25,922	$ 21,602

For trading profit information by business segment, refer to Note 11 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	First Quarter 2008	2007
Cash flow from operating activities	$ 2,207	$ 21,294
Non-cash items:		
Change in other non-cash items	(143)	(268)
Change in non-cash working capital	20,528	(2,960)
Cash flow from operations	$ 22,592	$ 18,066

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to June 11, 2008.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	**April 30 2008**	April 30 2007	January 31 2008
ASSETS			
Current assets			
Cash	**$ 21,559**	$ 33,388	$ 21,732
Accounts receivable	**66,448**	62,821	62,759
Inventories (Note 2)	**166,530**	131,498	162,481
Prepaid expenses	**5,731**	5,627	3,604
Future income taxes	**3,462**	2,137	3,485
Total Current Assets	**263,730**	235,471	254,061
Property and equipment	**224,862**	185,802	227,974
Other assets	**18,646**	19,048	19,033
Goodwill	**31,348**	-	26,882
Future income taxes	**2,259**	7,095	1,720
Total Assets	**$ 540,845**	$ 447,416	$ 529,670
LIABILITIES			
Current liabilities			
Bank advances and short-term notes (Note 3)	**$ 9,419**	$ 33,896	$ 4,336
Accounts payable and accrued liabilities	**91,747**	74,233	109,877
Income taxes payable	**2,239**	4,673	2,053
Current portion of long-term debt	**18,674**	20,284	18,633
Total Current Liabilities	**122,079**	133,086	134,899
Long-term debt (Note 4)	**160,739**	62,577	136,864
Asset retirement obligations	**1,584**	1,528	1,606
Total Liabilities	**284,402**	197,191	273,369
EQUITY			
Capital	**165,133**	165,205	165,133
Unit purchase loan plan (Note 6)	**(12,023)**	(12,709)	(12,342)
Contributed surplus	**970**	690	970
Retained earnings	**100,161**	93,334	100,526
Accumulated other comprehensive income (Note 8)	**2,202**	3,705	2,014
Total Equity	**256,443**	250,225	256,301
Total Liabilities and Equity	**$ 540,845**	$ 447,416	$ 529,670

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	Three Months Ended April 30 2008	Three Months Ended April 30 2007
SALES	**$ 315,468**	$ 234,351
Cost of sales, selling and administrative expenses	**(289,546)**	(212,749)
Net earnings before amortization, interest and income taxes	**25,922**	21,602
Amortization	**(7,789)**	(6,649)
	18,133	14,953
Interest	**(2,148)**	(1,649)
	15,985	13,304
Provision for income taxes	**(750)**	(2,497)
NET EARNINGS FOR THE PERIOD	**$ 15,235**	$ 10,807
Retained earnings, beginning of period as previously reported	**100,526**	93,253
Accounting policy changes (Note 2)	**(119)**	(83)
Retained earnings, as restated	**100,407**	93,170
Distributions (Note 10)	**(15,481)**	(10,643)
RETAINED EARNINGS, END OF PERIOD	**$ 100,161**	$ 93,334
NET EARNINGS PER UNIT		
Basic	**$ 0.32**	$ 0.23
Diluted	**$ 0.32**	$ 0.23
Weighted Average Number of Units Outstanding (000's)		
Basic	**47,708**	47,603
Diluted	**48,422**	48,403

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	Three Months Ended April 30 2008	Three Months Ended April 30 2007
NET EARNINGS	**$ 15,235**	$ 10,807
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	**188**	(977)
Other comprehensive income (loss) (Note 8)	**188**	(977)
COMPREHENSIVE INCOME	**$ 15,423**	$ 9,830

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	Three Months Ended April 30 2008	Three Months Ended April 30 2007
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the period	$ 15,235	$ 10,807
Non-cash items		
Amortization	7,789	6,649
Future income taxes	(494)	(226)
Unit purchase loan plan compensation (Note 7)	-	307
Amortization of deferred financing costs	47	47
Loss on disposal of property and equipment	15	482
	22,592	18,066
Change in non-cash working capital	(20,528)	2,960
Change in other non-cash items	143	268
Operating activities	2,207	21,294
Investing Activities		
Business acquisition (Note 13)	(6,190)	-
Purchase of property and equipment	(6,695)	(5,704)
Proceeds from disposal of property and equipment	3,208	107
Investing activities	(9,677)	(5,597)
Financing Activities		
Change in bank advances and short-term notes	5,040	12,308
Net repayments (purchases) under unit purchase loan plan	319	(1,216)
Increase in long-term debt	23,325	-
Repayment of long-term debt	(101)	(20)
Distributions (Note 10)	(21,286)	(15,481)
Financing activities	7,297	(4,409)
NET CHANGE IN CASH	$ (173)	$ 11,288
Cash, beginning of period	21,732	22,100
CASH, END OF PERIOD	$ 21,559	$ 33,388
Supplemental disclosure of cash paid for:		
Interest expense	$ 1,263	$ 396
Income taxes	$ 1,015	$ 1,326

See accompanying notes to consolidated financial statements.

North West Company Fund 2008 First Quarter Report

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2007 annual financial statements, except as described in Note 2. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2007 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

2. Accounting Policy Changes

Inventories

Effective February 1, 2008 the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants (CICA) section 3031 Inventories which is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Section 3031 provides guidance on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories includes the cost to purchase and other costs incurred in bringing the inventories to their present location and condition. Costs such as storage costs and administrative overheads that do not contribute to bringing the inventories to their present location and condition are specifically excluded from the cost of inventories and are expensed in the period incurred. Reversals of previous write-downs to net realizable value are now required when there is a subsequent increase in the value of the inventories. The cost of inventories should be determined using either a first-in, first-out or weighted average cost formula. Techniques for the measurement of cost of inventories, such as the retail method may be used if the results approximate actual cost. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, the amount of inventories recognized as an expense during the period, the amount of write-downs during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

The Company values inventories at the lower of cost and net realizable value. Costs include the cost to purchase net of vendor allowances and other costs, such as transportation, that are directly incurred to bring inventories to their present location and condition. The cost of warehouse inventories is determined by the weighted average cost. The cost of store inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method on a first-in, first-out basis for food inventories. The Company defines net realizable value as the anticipated selling price. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling price, the amount of the write-down previously recorded is reversed. Storage costs, administrative overheads and selling costs related to the inventories are expensed in the period the costs are incurred.

This change in accounting policy has been implemented retroactively without restatement of comparative financial statements in accordance with the transitional provisions. Upon adoption of this accounting standard, the Company recorded a decrease in opening inventories of $221,000, an increase in opening future income tax assets of $102,000, and a decrease to opening retained earnings of $119,000.

Included in cost of sales, selling and administrative expenses on the consolidated statement of earnings for the three months ended April 30, 2008 is $226,285,000 of inventories recognized as an expense, which includes $314,000 for the write-down of inventories as a result of net realizable value being lower than cost. There was no reversal of inventories written-down previously that are no longer estimated to sell below cost.

Financial Instruments - Recognition and Measurement, Disclosure and Presentation, Hedges, Comprehensive Income and Equity

On February 1, 2007 the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy were applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

3. Bank Advances and Short-Term Notes

In January 2008, the Company arranged for new revolving loan facilities and as a result amounts drawn by the Canadian operations on the new facilities are reported as long-term debt (Note 4). Prior to this new arrangement, the Canadian operations had available operating loan facilities of $85,000,000 and had drawn $33,896,000 on these facilities at April 30, 2007.

International operations have available demand, revolving loan facilities of US$21,000,000 at interest rates of London Interbank Offered Rate (LIBOR) plus 1.75% or US prime minus 0.25% secured by a floating charge against certain accounts receivable and inventories of the International operations. At April 30, 2008, the International operations had drawn US$9,330,000 (April 30, 2007 - $0) on the facility.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

4. Long-term Debt

Year ended ($ in thousands)		April 30 2008		April 30 2007
Senior notes [1]	$	57,573	$	81,809
Revolving loan facilities [2]		65,334		-
Non-revolving loan facilities [3]		52,494		-
Notes payable [4]		1,648		-
Obligations under capital lease [5]		2,364		1,052
		179,413		82,861
Less: Current portion of long-term debt		18,674		20,284
	$	160,739	$	62,577

(1) The US$52,000,000 senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. A principal payment of US$13,000,000 is due June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross currency interest rate and interest rate swaps resulting in floating interest costs on US$23,000,000 of its senior notes.

(2) Canadian operations have available three year extendible, committed, revolving loan facilities of $140,000,000. These facilities are secured by a floating charge on the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at Bankers' Acceptances plus stamping fees ranging from 50 basis points to 90 basis points or the Canadian prime rate. At April 30, 2008 the Company has drawn $65,334,000 on these facilities.

(3) International operations have available three year, extendible, committed, non-revolving loan facilities of US$52,000,000. These facilities are secured by a floating charge against the assets of the Company and rank pari passu with the senior note holders. These facilities bear interest at LIBOR plus stamping fees ranging from 50 basis points to 90 basis points or the US prime rate. At April 30, 2008 the Company had drawn US$52,000,000 on these facilities.

(4) The notes payable in the amount of US$1,632,000 bear an interest rate of US prime plus 1% and have annual principal payments of US$267,000. The notes payable mature in 2013 and 2015.

(5) The obligation under capital leases of US$2,342,000 (April 30, 2007 - US$951,000) is repayable in blended principal and interest payments of US$634,000 annually.

5. Financial Instruments

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

		Assets (Liabilities) Carried at Cost/Amortized Cost				Assets (Liabilities) Carried at Fair Value	
As at April 30, 2008 ($ in thousands)	Maturity		Carrying Value		Fair Value		Carrying Value
Cash	Short-term	$	21,559	$	21,559	$	-
Accounts receivable	Short-term		66,448		66,448		-
Financial assets included in other assets	Long-term		4,736		4,736		-
Bank advances and short-term notes (Note 3)	Short-term		(9,419)		(9,419)		-
Accounts payable and accrued liabilities	Short-term		(91,747)		(91,747)		-
Financial derivative instruments [1]	Short-term		-		-		(5,200)
Current portion of long-term debt [1]	Short-term		(13,474)		(13,474)		-
Long-term debt (Note 4)	Long-term		(160,739)		(161,937)		-

(1) These items total $18,674 which comprises the current portion of long-term debt (Note 4).

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the current risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- Financial derivative instruments are valued based on closing market quotations.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded an interest revenue of $27,000 and a foreign exchange gain of $7,000 which is included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings for the three months ended April 30, 2008.

Financial Derivative Instruments

As at April 30, 2008 ($ in thousands)	Notional Value	Interest Rate	Fair Value
Interest rate swaps in effective fair value hedging relationship	US$14,000 (2007 - US$14,000)	LIBOR plus 1.87%	$ 103
Cross-currency interest rate swaps in effective fair value hedging relationship	US$7,000 (2007 - US$20,000)	B.A. plus 2.99%	3,992
Cross-currency interest rate swaps no longer in effective hedging relationship	US$2,000 (2007 - US$2,000)	B.A. plus 3.16%	1,105

6. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 667,297 units (April 30, 2007 - 756,867) of the Fund with a quoted value at April 30, 2008 of $12,365,000 (April 30, 2007 - $15,554,000). Loans receivable at April 30, 2008 of $12,023,000 (April 30, 2007 - $12,709,000) are recorded as a reduction of equity. The loans have terms of three or five years. The maximum value of the loans receivable under the plan is currently limited to $15,000,000.

7. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation for the Trustee Deferred Unit Plan. The deferred unit plan compensation expense recorded for the three months ended April 30, 2008 is $104,000 (three months ended April 30, 2007 - $201,000). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at April 30, 2008 is 48,056 (April 30, 2007 - 29,213). There were no deferred units settled in cash during the period.

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 6). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the Canadian Institute of Chartered Accountants handbook.

There were no compensation costs related to the unit purchase loan plan for the three months ended April 30, 2008 (three months ended April 30, 2007 - $307,000) with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security.

The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

	2007
Expected life	3 or 5 years
Risk-free interest rate	4.2%
Expected volatility	25.7%

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Accumulated other comprehensive income ($ in thousands)

	April 30 2008	April 30 2007	January 31 2008
Balance, beginning of year	$ 2,014	$ 4,682	$ 4,682
Other comprehensive income (loss)	188	(977)	(2,668)
Accumulated other comprehensive income, end of year	2,202	3,705	2,014
Retained earnings, end of year	100,161	93,334	100,526
Total accumulated other comprehensive income and retained earnings	$ 102,363	$ 97,039	$ 102,540

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining foreign operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the foreign operations.

9. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the three months ended April 30, 2008 is $750,000 (three months ended April 30, 2007 - $1,000,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the three months ended April 30, 2008 of US$111,000 (three months ended April 30, 2007 - US$48,000).

10. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the three months ended April 30, 2008 is $21,286,000 including a special distribution of $5,805,000 paid on February 22, 2008 to unitholders of record on December 31, 2007 (three months ended April 30, 2007 - $15,481,000 including a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006).

11. Segmented Information ($ in thousands)

The Company operates within the retail industry. The following information is presented for the two business segments:

	Three Months Ended April 30 2008	Three Months Ended April 30 2007
Sales		
Canada	$ 210,521	$ 192,264
International	104,947	42,087
Total	$ 315,468	$ 234,351
Net earnings before amortization, interest and income taxes		
Canada	$ 20,376	$ 18,522
International	5,546	3,080
Total	$ 25,922	$ 21,602
Net earnings before interest and income taxes		
Canada	$ 14,330	$ 12,928
International	3,803	2,025
Total	$ 18,133	$ 14,953
Total Assets		
Canada	$ 380,050	$ 373,589
International	160,795	73,827
Total	$ 540,845	$ 447,416

International includes the operations of Alaska Commercial Company and Cost-U-Less, Inc. which was acquired on December 13, 2007 (Note 13). Included in Canada total assets is property and equipment of $162,507 (April 30, 2007 - $150,162). International total assets includes property and equipment of $62,355 (April 30, 2007 - $35,640) and goodwill of $31,348 (April 30, 2007 - $0).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

12. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

13. Business Acquisitions

On March 3, 2008, the Company acquired all of the issued and outstanding shares of privately owned Span Alaska Enterprises, Inc., a food and general merchandise distributor serving retail and wholesale customers in rural Alaska, for $6,190,000 in cash consideration plus up to US$1,200,000 in contingent cash consideration.

On December 13, 2007 the Company purchased all of the issued and outstanding shares of Cost-U-Less, Inc. a leading operator of mid-size warehouse format stores in remote island communities in the South Pacific and the Caribbean for $54,258,000 in cash consideration.

All acquisitions have been accounted for by the purchase method of accounting and the results of operations of each acquisition are included in the consolidated financial statements from their respective closing date. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date. The final allocation of the purchase price is dependant on certain ongoing valuations which may result in changes to the assigned values or the recognition of other intangible assets.

The following table summarizes the fair value of the assets acquired and the liabilities assumed:

($ in thousands)	Span Alaska Enterprises, Inc. March 3, 2008	Cost-U-Less, Inc. December 13, 2007
Assets		
Cash	$ -	$ 3,043
Accounts receivable	2,284	1,030
Inventories	807	29,842
Prepaid expenses	17	729
Future income taxes	-	998
Property and equipment	104	27,963
Other assets	32	843
Goodwill	4,176	27,405
Total Assets	$ 7,420	$ 91,853
Liabilities		
Bank advances and short-term notes	$ -	$ 3,122
Accounts payable and accrued expenses	1,230	30,203
Current portion of long-term debt	-	611
Future income taxes	-	828
Long-term debt	-	2,831
Total Liabilities	$ 1,230	$ 37,595
Cash Consideration	$ 6,190	$ 54,258

Goodwill associated with the Cost-U-Less, Inc. acquisition is not deductible for tax purposes.

15. Future Accounting Standards

The CICA has issued the following new accounting standards:

Goodwill and Intangible Assets

Section 3064 issued in February 2008, provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than initial recognition of goodwill and intangible assets acquired in a business combination. The standard is effective for fiscal periods beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Company is currently reviewing the impact of this standard and will adopt the standard commencing in fiscal 2009.

International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (IFRS) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian Generally Accepted Accounting Principles to IFRS will be applicable for the Company's first quarter of 2011 when the Company will prepare comparative financial statements using IFRS. The adoption of IFRS will have an impact on the financial statements of the Company. The Company is assessing the impact of implementing IFRS, developing implementation plans and investing in training and resources to facilitate a timely conversion.

16. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, LÉO P. CHARRIÈRE, Executive Vice-President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended April 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 11, 2008

"Léo P. Charrière"

Léo P. Charrière
Executive Vice-President & Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended April 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 11, 2008

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

North West Company Fund
(the "Fund")

Annual and Special Meeting of Shareholders
June 11, 2008
REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations
(Section 11.3)

1. Election of Trustees

By a resolution passed via a show of hands, the following ten nominees proposed by management were elected as Trustees of the Fund to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed:

Ian Sutherland
Edward S. Kennedy
David G. Broadhurst
Frank J. Coleman
Wendy F. Evans
Robert J. Kennedy
Gary J. Lukassen
Keith G. Martell
James G. Oborne
H. Sanford Riley

Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
29,272,072	94.52	1,697,882	5.48

2. . Appointment of Auditor

By a resolution passed via a show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were re-appointed as auditor of the Fund to hold office until the next annual meeting of Unitholders and to authorize the Trustees and Directors to fix remuneration of the auditors.

Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
29,304,966	94.62	1,664,988	5.38

3. Approval of the Amended And Restated Unitholder Rights Plan

By a resolution passed via a show of hands, it was resolved that the Unitholder rights plan of the Fund be continued, and amended in accordance with the Amended and Restated Unitholder Rights Plan Agreement (the "**Rights Plan Agreement**") to be entered into between the Fund and CIBC Mellon Trust Company, as rights agent, and the Rights Plan Agreement be and was hereby approved;

Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
29,844,950	96.37	1,125,004	3.63

North West Company Fund, 77 Main Street, Winnipeg, Manitoba, R3C 2R1
Tel (204) 943-0881 Fax (204) 934-1455

[J.King]
J.King
Corporate Secretary

AMENDED AND RESTATED UNITHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

JUNE 11, 2008

BETWEEN:

NORTH WEST COMPANY FUND

- and -

CIBC MELLON TRUST COMPANY

as Rights Agent

TABLE OF CONTENTS

EXHIBIT A – FORM OF RIGHTS CERTIFICATE

AMENDED AND RESTATED
UNITHOLDER RIGHTS PLAN AGREEMENT

WHEREAS North West Company Fund, a trust created under the laws of the Province of Manitoba (the "**Fund**") and the CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada (the "**Rights Agent**") entered into the Original Rights Plan (as hereinafter defined) in order to maximize unitholder value and to protect the Fund and its unitholders from unfair, abusive or coercive acquisition tactics;

AND WHEREAS the Fund Trustees (as hereinafter defined) have determined that it is advisable to continue the Original Rights Plan by adopting an amended and restated unitholder rights plan agreement (the "**Rights Plan**") to take effect immediately upon the receipt of the approval of the unitholders of the Fund, to conform to current corporate practices and to ensure, to the extent possible, that all unitholders of the Fund are treated fairly in connection with any take-over offer for the Fund and to ensure that the Fund Trustees (as hereinafter defined) are provided with a sufficient amount of time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize unitholder value;

AND WHEREAS on June 11, 2008, the unitholders of the Fund passed a resolution approving the amendments to the Original Rights Plan as provided herein;

AND WHEREAS in order to continue the implementation of the Original Rights Plan (as amended by the Rights Plan), the Fund Trustees have:

1. confirmed the issuance, effective 5:00 p.m. (Winnipeg time) on March 27, 1997, of one right (a "**Right**") in respect of each Trust Unit (as hereinafter defined) outstanding at the Record Time (as hereinafter defined); and

2. reconfirmed their authorization of the issuance of one Right in respect of each Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as herein after defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities or other assets of the Fund pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Fund desires to confirm its appointment of the Rights Agent to act on behalf of the Fund and holders of Rights, and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a) "**Acquiring Person**" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units; provided, however, that the term "Acquiring Person" shall not include:

(i) the Fund or any Subsidiary of the Fund;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of any one or a combination of:

(A) an acquisition or redemption by the Fund or a Subsidiary of the Fund of Trust Units that, by reducing the number of Trust Units outstanding, increases the percentage of outstanding Trust Units Beneficially Owned by such Person to 20% or more of the Trust Units then outstanding; or

(B) Trust Unit acquisitions made pursuant to a Permitted Bid (a "**Permitted Bid Acquisition**"); or

(C) Trust Unit acquisitions (1) in respect of which the Fund Trustees have waived the application of Section 3.1 pursuant to the provisions of subsection 6.1(b), (c) or (d); (2) that were made on or prior to the date of the Original Rights Plan; (3) which were made pursuant to a distribution reinvestment plan of the Fund; (4) pursuant to the receipt or exercise of rights issued by the Fund to all the holders of the Trust Units (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Trust Units or Convertible Securities, provided that such rights are acquired directly from the Fund and not from any other person and provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition; or (5) pursuant to a distribution by the Fund of Trust Units or Convertible Securities made pursuant to a prospectus or a private placement, provided that the Person does not thereby acquire (or is deemed to Beneficially Own) a greater percentage of Trust Units so offered than the Person's percentage of Trust Units beneficially owned immediately prior to such acquisition; or (6) pursuant to a distribution by the Fund of Trust Units pursuant to a deferred unit plan of the Fund or upon the exercise by an individual of options

granted under a unit option plan of the Fund or rights to purchase securities granted under a unit purchase plan of the Fund ("**Exempt Acquisitions**");

(D) acquisitions as a result of a distribution on Trust Units comprised of Trust Units, a Trust Unit split or other event pursuant to which such Person receives or acquires Trust Units or Convertible Securities on the same *pro rata* basis as all other holders of Trust Units of the same class ("**Pro Rata Acquisitions**"); or

(E) the acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("**Convertible Security Acquisitions**");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Trust Units then outstanding by reason of any one or a combination of: (i) Trust Unit acquisitions or redemptions by the Fund; (ii) Permitted Bid Acquisitions; (iii) Exempt Acquisitions; (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions; and, after such Trust Unit acquisitions or redemptions by the Fund or Permitted Bid Acquisitions or Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1.00% of the number of Trust Units outstanding other than pursuant to any one or a combination of Trust Unit acquisitions or redemptions by the Fund, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "**Acquiring Person**";

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of such Person becoming disqualified from relying on clause 1.1(f)(v) hereof where such disqualification results solely because such Person has made or proposes to make a Take-Over Bid in respect of securities of the Fund alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for purposes of this definition, shall include, without limitation, any report or disclosure filed or made pursuant to applicable securities legislation) by such Person or the Fund of the intent of such Person to commence such a Take-Over Bid being herein referred to as the "**Disqualification Date**"); and

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Trust Units in connection with a distribution of securities by way of prospectus or private placement;

(b) "**Affiliate**" when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) "**Agreement**" shall mean this amended and restated unitholder rights plan agreement dated as of June 11, 2008, between the Fund and the Rights Agent, as amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

"**annual or interim periodic cash distribution**" shall mean cash distributions paid to Unitholders in any fiscal year of the Fund in accordance with the Declaration of Trust;

(d) "**Amendment Date**" means June 11, 2008;

(e) "**Associate**", when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other person who has the same home as such specified Person;

(f) A Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(i) any securities as to which such Person, or any of such Person's Affiliates or Associates, is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the exercise, conversion or exchange of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, in either case where such right is exercisable within a period of 60 days and whether or not on condition of the happening of any contingency (other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities or (2) pursuant to a pledge of securities in the ordinary course of business); and

(iii) any securities which are Beneficially Owned within the meaning of clauses 1.1(f)(i) or (ii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "**Beneficial Owner**" of, or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security:

(iv) where (A) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement in respect of a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other person referred to in 1.1(f)(iii) or (B) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in 1.1(f)(iii) until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(v) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(f)(iii), holds such security provided that (A) the ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (B) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (C) such Person (the "**Plan Trustee**") is the administrator or trustee of one or more pension funds or plans (each a "**Plan**") registered under applicable laws and holds such security for the purposes of its activity as such, or (D) such Person is a Plan or is a Person established by statute (the "**Statutory Body**") for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies or (E) such Person is a Crown agent or agency; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body or the Crown agent or agency, as the case may be, is not then making a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Fund or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;

(vi) because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee for another Plan on whose account the Plan Trustee holds such security;

(vii) where such Person is: (A) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager; (B) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (C) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(viii) where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Trust Units Beneficially Owned by any Person, shall be and shall be deemed to be the product determined by the formula:

100 X A/B

Where:

A = the number of votes for the election of all Fund Trustees generally attaching to the Trust Units Beneficially Owned by such Person; and

B = the number of votes for the election of all Fund Trustees generally attaching to all outstanding Trust Units.

For the purposes of the foregoing formula, where any person is deemed to Beneficially Own unissued Trust Units which may be acquired pursuant to Convertible Securities, such Trust Units shall be deemed to be outstanding for the purpose of calculating the percentage of Trust Units Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Trust Units which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding;

(g) "**Business Day**" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Calgary or Winnipeg are authorized or obligated by law or executive order to close;

(h) "**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S. - Canadian Exchange Rate on such date;

(i) "**close of business**" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary, Alberta of the transfer agent for the Units (or, after the Separation Time, the principal transfer office in Calgary, Alberta of the Rights Agent) is closed to the public;

(j) "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of that definition; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Trust Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (A) the earliest date on which Trust Units may be taken up or paid for under any Permitted Bid or Competing Permitted Bid that is then in existence and (B) 35 days (or such other minimum

period of days as may be prescribed by applicable law in Ontario) after the date of the Competing Permitted Bid;

(k) "**controlled**" shall have the meaning ascribed thereto in clause 1.6 hereof;

(l) "**Convertible Securities**" means, at any time, any securities issued by the Fund from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Trust Units or other securities which are convertible into, exercisable into or exchangeable for Trust Units and "**Convertible Security**" means any such security;

(m) "**Convertible Security Acquisitions**" shall have the meaning set forth in the definition of "**Acquiring Person**";

(n) "**Co-Rights Agents**" shall have the meaning ascribed thereto in clause 5.1(a) hereof;

(o) "**Declaration of Trust**" means the amended and restated declaration of trust of the Fund dated June 1, 2007, as may be further amended from time to time;

(p) "**Disqualification Date**" shall have the meaning set forth in the definition of "**Acquiring Person**";

(q) "**Election to Exercise**" shall have the meaning ascribed thereto in clause 2.2(d) hereof;

(r) "**Exempt Acquisitions**" shall have the meaning ascribed thereto in the definition of "**Acquiring Person**";

(s) "**Exercise Price**" shall mean, as of any date, after the Amendment Date, the price at which a holder of a Right may purchase the securities issued upon exercise of such Right which, until adjustment thereof in accordance with the terms hereof, shall be (Cdn.) $50.00;

(t) "**Expansion Factor**" shall have the meaning ascribed thereto in clause 2.3(a) hereof;

(u) "**Expiration Time**" shall mean the earlier of:

  (i) the Termination Time; or

  (ii) the close of business on June 30, 2011;

(v) "**Fiduciary**" shall mean a trust company registered under the trust company legislation of Canada or any province thereof or a portfolio manager registered under the securities legislation of one or more provinces of Canada;

(w) "**Flip-in Event**" shall mean a transaction in, or pursuant to, which any Person becomes an Acquiring Person provided, however, that a Flip-in Event shall be deemed to occur at the close of business on the eighth (or such later day as the Fund Trustees may determine) after the Trust Unit Acquisition Date;

(x) "**Fund Trustees**" shall mean the trustees of the Fund or, where the context requires, any duly constituted and empowered committee thereof;

(y) "**holder**" shall have the meaning ascribed thereto in Section 2.8 hereof;

(z) "**Independent Unitholders**" shall mean holders of Trust Units excluding: (i) any Acquiring Person; (ii) any Person (other than a Person referred to in paragraph 1.1(f)(v)) that is making or has announced a current intention to make a Take-over Bid for Trust Units including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such person has been withdrawn, terminated or, expired; (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii) of this subsection 1.1(z); (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii) of this subsection 1.1(z); and (v) a Person who is a trustee of any employee benefit plan, unit purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Fund or a Subsidiary of the Fund, unless the beneficiaries of the plan or trust direct the manner in which the Trust Units are to be voted or direct whether the Trust Units are to be tendered to a Take-over Bid;

(aa) "**Investment Manager**" shall have the meaning ascribed thereto in the definition of "**Beneficial Owner**" herein;

(bb) "**Lock-up Agreement**" shall have the meaning ascribed thereto in the definition of "**Permitted Lock-up Agreement**" herein;

(cc) "**Lock-up Bid**" shall have the meaning ascribed thereto in the definition of "**Permitted Lock-up Agreement**" herein;

(dd) "**Locked-up Person**" shall have the meaning ascribed thereto in the definition of "**Permitted Lock-up Agreement**" herein;

(ee) "**Market Price**" per security of any securities on any date of determination shall mean the average of the daily closing price per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be (i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal stock exchange or national quotation system on which the securities are listed and posted, or (ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on the principal stock exchange or national quotation system on which the securities are listed and posted, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each security as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal stock exchange or national quotation system on

which the securities are listed and posted, or (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a securities exchange or national quotation system in Canada or the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each security of such securities in the over-the-counter market, as reported by any reporting system then in use (as selected by the Fund Trustees), or (iv) if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Fund Trustees; provided, however, that if on any such date the securities are not traded in the over-the-counter market, the closing price per security of such securities on such date shall mean the fair value per security of securities on such date as determined in good faith by the Fund Trustees, after consultation with a nationally or internationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Days in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof. Notwithstanding the foregoing, where the Fund Trustees are satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Fund Trustees may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price of which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-over Bid or to the improper manipulation;

(ff) "**Nominee**" shall have the meaning ascribed thereto in clause 2.2(c) herein;

(gg) "**Offer to Acquire**" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Trust Units, and

(ii) an acceptance of an offer to sell Trust Units, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(hh) "**Offeror**" shall mean a Person who has announced an intention to make or who is making a Take-over Bid;

(ii) "**Offeror's Securities**" means Trust Units Beneficially Owned by any Offeror;

(jj) "**Original Plan Agreement**" means the unitholder protection rights plan agreement dated March 27, 1997, as amended by amending agreements dated March 14, 2002 and June 9, 2005, implementing and continuing the Original Rights Plan, as applicable;

(kk) "**Original Rights Plan**" means the unitholder protection rights plan agreement of the Fund as set forth in the Original Plan Agreement;

(ll) "**Permitted Bid**" means a Take-Over Bid made by a person by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Trust Units, other than the Offeror;

(ii) the Take-over Bid shall contain, and the provisions for the take-up and payment for Trust Units tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Trust Units shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid;

(iii) the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Trust Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Trust Units and that all Trust Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(iv) the Take-over Bid shall contain an irrevocable and unqualified condition that not less than 50% of the outstanding Trust Units held by Independent Unitholders, determined as at the date of first take-up or payment for Trust Units under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of the first take-up or payment for Trust Units; and

(v) the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that not less than 50% of the then outstanding Trust Units held by Independent Unitholders shall have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid;

(mm) "**Permitted Bid Acquisitions**" has the meaning set forth in the definition of "**Acquiring Person**";

(nn) "**Permitted Lock-up Agreement**" means an agreement (the "**Lock-up Agreement**") between a Person and one or more holders of Trust Units and/or Convertible Securities (each such holder herein referred to as a "**Locked-up Person**") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Fund) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Trust Units and/or Convertible Securities held by such holder to a Take-over Bid (the "**Lock-up Bid**") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(g)(iii) provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Trust Units and/or Convertible Securities from the Lock-up Agreement in order to deposit or

tender the Trust Units and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Trust Units and/or Convertible Securities being taken up and paid for under the Lock-up Bid:

(A) at a price or value per Trust Unit or Convertible Security that exceeds the price or value per Trust Unit or Convertible Security offered under the Lock-up Bid; or

(B) for a number of Trust Units or Convertible Securities at least 7% greater than the number of Trust Units or Convertible Securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Trust Unit or Convertible Security that is not less than the price or value per Trust Unit or Convertible Security offered under the Lock-up Bid; or

(C) (1) that contains an offering price for each Trust Unit or Convertible Security that exceeds by as much as or more than a specified amount (the "**Specified Amount**") the offering price for each Trust Unit or Convertible Security contained in or proposed to be contained in the Lock-up Bid and (2) does not by itself provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; and

for greater clarity, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Trust Units and/or Convertible Securities from the Lock-up Agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Trust Units and/or Convertible Securities during the period of the other Take-over Bid or transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2 ½ % of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units and/or Convertible Securities to the Lock-up Bid, or withdraws Trust Units previously tendered thereto in order to deposit or tender such Trust Units and/or Convertible Securities to another Take-over Bid or support another transaction;

(oo) "**Person**" shall mean an individual, firm, body corporate, partnership, syndicate, trust, trustee, personal representative or other form of unincorporated association, government and its agencies or instrumentalities, entity or group whether or not having legal

personality and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(pp) "**Plan**" shall have the meaning ascribed thereto in the definition of "**Beneficial Owner**" herein;

(qq) "**Plan Trustee**" shall have the meaning ascribed thereto in the definition of "**Beneficial Owner**" herein;

(rr) "***Pro Rata* Acquisition**" shall have the meaning set forth in the definition of "Acquiring Person" herein;

(ss) "**Record Time**" shall mean 12:01 a.m. (Winnipeg time) on March 27, 1997;

(tt) "**Redemption Price**" shall have the meaning ascribed thereto in clause 6.1(a) hereof;

(uu) "**Right**" shall have the meaning ascribed thereto in the recitals hereof;

(vv) "**Rights Certificate**" shall have the meaning ascribed thereto and be in the form provided in clause 2.2(c) herein;

(ww) "**Rights Plan**" shall mean the amended and restated unitholder rights plan as provided for in this Agreement;

(xx) "**Rights Register**" shall have the meaning ascribed thereto in clause 2.6(a) hereof;

(yy) "**Rights Registrar**" shall have the meaning ascribed thereto in clause 2.6(a) hereof;

(zz) "**Securities Act (Ontario)**" shall mean *The Securities Act*, R.S.O. 1990, c. S.5, as amended, and the regulations thereof, and any comparable or successor laws or regulations thereto;

(aaa) "**Separation Time**" shall mean the close of business on the eighth Trading Day after the earlier of (i) the Trust Unit Acquisition Date and (ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Fund or any Subsidiary of the Fund) to commence a Take-over Bid (other than a Permitted Bid), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1(aaa) never to have been made; and (iii) that date upon which a Permitted Bid ceases to be a Permitted Bid or such later date as may be determined by the Fund Trustees acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and if the Fund Trustees determines pursuant to Section 6.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(bbb) "**Specified Amount**" shall have the meaning ascribed thereto in the definition of "**Permitted Lock-up Agreement**" herein;

(ccc) "**Statutory Body**" shall have the meaning ascribed thereto in the definition of "**Beneficial Owner**" herein;

(ddd) **"Subsidiary"** of any Person shall mean any corporation or other entity of which a majority of the voting power or a majority of the equity interest is Beneficially Owned by such Person;

(eee) **"Take-over Bid"** means an Offer to Acquire Trust Units or Convertible Securities, where the Trust Units subject to the Offer to Acquire, together with the Trust Units into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Trust Units at the date of the Offer to Acquire;

(fff) **"Termination Time"** shall mean the time at which the right to exercise Rights shall terminate pursuant to subsection 6.1(e) hereof;

(ggg) **"Trading Day"** when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(hhh) **"Trust Company"** shall have the meaning ascribed thereto in the definition of **"Beneficial Owner"** herein;

(iii) **"Trust Units"** shall mean the units of the Fund and any other voting interests of the Fund entitled to vote generally in the election of all Fund Trustees;

(jjj) **"Trust Unit Acquisition Date"** shall mean the date of the first public announcement or filing by the Fund or an Acquiring Person of facts indicating that a Person has become an Acquiring Person; and

(kkk) **"U.S. - Canadian Exchange Rate"** shall mean on any date;

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Fund Trustees from time to time acting in good faith.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, Sections, subsections, clauses and subclauses and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, Section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.5 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Trust Units (other than (i) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement; or (ii) pursuant to a pledge of securities in the ordinary course of business).

1.6 Control

A Person is "**controlled**" by another Person or two or more other Persons acting jointly or in concert if:

(a) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert.

ARTICLE 2
THE RIGHTS

2.1 Legend on Trust Unit Certificates

Certificates representing Trust Units, including without limitation Trust Units issued upon the conversion of a Convertible Security, which certificates are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall also evidence one Right for each Trust Unit represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them prior to the Amendment Date, the legend set forth in Section 2.1 of the Original Plan Agreement, which legend shall after the Amendment Date be deemed to be amended for all purposes to read the same as the legend set forth below and after the Amendment Date, the following legend:

> Until the Separation Time (defined in the Rights Agreement referred to below), this certificate also evidences rights of the holder described in an Amended and Restated

Unitholder Rights Plan Agreement, dated June 11, 2008, as amended (the "Rights Agreement"), between the Fund and CIBC Mellon Trust Company, as Rights Agent, a copy of which is on file at the principal office of the Fund. Under certain circumstances set out in the Rights Agreement, the rights may be redeemed, may expire, may become null and void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate.

Certificates representing Trust Units that are issued and outstanding at the Record Time shall also evidence one Right for each Trust Unit evidenced thereby notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase one Trust Unit for the Exercise Price (which Exercise Price and number of Trust Units are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Fund or any of its Subsidiaries shall be void.

(b) Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes each Right will be evidenced by the certificates for Trust Units registered in the names of the holders thereof (which certificates shall also be deemed to be Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such Trust Units.

(c) From and after the Separation Time and prior to the Expiration Time, (i) the Rights shall be exercisable, and (ii) the registration and transfer of the Rights shall be separate from and independent of Trust Units. Promptly following the Separation Time, the Fund will prepare and the Rights Agent will mail to each holder of record of Rights as of the Separation Time and, in respect of each Convertible Security converted into Trust Units after the Separation Time and prior to the Expiration Time promptly after such conversion to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "**Nominee**")), at such holder's address as shown by the records of the Fund (the Fund hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a certificate (a "**Rights Certificate**") in substantially the form of **Exhibit A** hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Fund may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (B) a disclosure statement describing the Rights, provided that a Nominee shall be sent the materials provided for in (A) and (B) in respect of all Trust Units held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent the Rights Certificate evidencing such Rights with an election to exercise such Rights (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by clause 3.1(b) and payment as set forth in clause 2.2(d), the Rights Agent (unless otherwise instructed by the Fund) will thereupon promptly:

(i) requisition from a transfer agent for the Trust Units certificates representing the number of such Trust Units to be purchased (the Fund hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii) when appropriate, requisition from the Fund the amount of cash to be paid in lieu of issuing fractional Trust Units;

(iii) after receipt of such certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv) when appropriate, after receipt, deliver such payment to or to the order of the registered holder of the Rights Certificate; and

(v) tender to the Fund all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Fund covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with the requirements of the Securities Act (Ontario), and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, applicable to the issuance and delivery of the Rights Certificates and the issuance of any securities upon exercise of Rights;

(iii) use reasonable efforts to cause all securities issued upon exercise of Rights to be listed upon issuance on the principal exchanges on which the Trust Units were traded prior to the Trust Unit Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Trust Units, the number of Trust Units that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Fund to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Fund shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 6.1 or Section 6.4 hereof, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price: Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time (i) declare or pay a distribution on its Trust Units payable in Trust Units (or Convertible Securities) other than pursuant to any mandatory or optional Trust Unit distribution reinvestment program, (ii) subdivide or change the outstanding Trust Units into a greater number of Trust Units, (iii) combine or change the outstanding Trust Units into a smaller number of Trust Units, or (iv) issue any Trust Units (or Convertible Securities) in respect of, in lieu of or in exchange for existing Trust Units, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted, (A) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Trust Units (the "**Expansion Factor**") that a holder of one Trust Unit immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof and (B) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Trust Units with respect to which the original Rights were associated (if they remain outstanding) and the Trust Units issued in respect of such distribution, subdivision, change, combination or issuance, so that each such Trust

Unit will have exactly one Right associated with it. If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the Amendment Date and prior to the Expiration Time the Fund shall issue any securities other than Trust Units in a transfer of a type described in the first sentence of this clause 2.3(a), such securities shall be treated herein as nearly equivalent to Trust Units as may be practicable and appropriate under the circumstances and the Fund and the Rights Agent agree to amend this Agreement in order to effect such treatment and will not consolidate with, amalgamate with or into or enter into an arrangement with, any other Person unless such Person agrees to be bound by the terms of an amendment effecting such treatment.

In the event the Fund shall at any time after the Amendment Date and prior to the Separation Time issue any Trust Units otherwise than in a transaction referred to in the preceding paragraph, each such Trust Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Trust Unit.

(b) In the event the Fund shall at any time after the Amendment Date and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Trust Units entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Trust Units (or Convertible Securities) at a price per Trust Unit (or, if a Convertible Security having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per security) less than the Market Price per Trust Unit on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Trust Units outstanding on such record date, plus the number of Trust Units that the aggregate offering price of the total number of Trust Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered, including the price required to be paid to purchase such Convertible Securities) would purchase at such Market Price per Trust Unit, and the denominator of which shall be the number of Trust Units outstanding on such record date, plus the number of additional Trust Units to be offered for subscription or purchase (or into which such Convertible Securities so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be determined in good faith by the Fund Trustees, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Trust Units (whether from treasury or otherwise) pursuant to any distribution or interest reinvestment plan and/or any Trust Unit purchase plan providing for the reinvestment of distributions or interest payable on securities of the Fund and/or the investment of periodic optional

payments and/or employee benefit, unit option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Fund; provided, however, that, in the case of any distribution or interest reinvestment plan, the right to purchase Trust Units is at a price per Trust Unit of not less than 90 per cent of the current market price per unit (determined as provided in such plans) of the Trust Units.

(c) In the event the Fund shall at any time after the Amendment Date and prior to the Expiration Time fix a record date for distribution to all holders of Trust Units (including any such distribution made in connection with a merger or amalgamation in which the Fund is the continuing entity) of evidences of indebtedness, assets (other than annual or interim periodic cash distributions or rights or warrants (excluding those referred to in clause 2.3(b) hereof) (or Convertible Securities in respect of Trust Units) at a price per Trust Unit (or, in the case of a Convertible Security in respect of Trust Units having a conversion or exercise price per unit (including the price required to be paid to purchase such Convertible Security), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Market Price per Trust Unit on such record date, less the fair market value (as determined in good faith by the Fund Trustees, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Trust Unit and the denominator of which shall be such Market Price per Trust Unit. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustments which by reason of this clause 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest hundredth of a Trust Unit. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Fund shall promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment and shall promptly file with the Rights Agent and with the transfer agent for the Trust Units a copy of such certificate and mail a brief summary thereof to each holder of Rights. Any adjustment required by this Section 2.3 shall be made no later than the earlier of (i) three years from the date of the transaction which mandates such adjustment or (ii) the Termination Date.

(e) In the event the Fund shall at any time after the Amendment Date and prior to the Separation Time issue any securities (other than Trust Units), or rights or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in clause (a)(i) or (a)(iv) above, if the Fund Trustees acting in good faith determine that the adjustments contemplated by clauses (a), (b), and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Fund may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding clauses (a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by

clauses (a), (b) and (c) above, shall be made. The Fund and the Rights Agent shall amend this Agreement in accordance with subsection 6.4(b) and 6.4(c), as the case may be, to provide for such adjustments.

(f) Each Right originally issued by the Fund subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Trust Units purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Trust Units issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Trust Unit and the number of Trust Units which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 shall require that an adjustment to the Exercise Price be made effective as of a record date for a specified event, the Fund may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Trust Units and other securities of the Fund, if any, issuable upon such exercise over and above the number of Trust Units and other securities of the Fund, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Fund shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional securities (fractional or otherwise) upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything in this Section 2.3 to the contrary, the Fund Trustees shall be entitled to make reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Fund Trustees shall determine to be advisable in order that any (i) consolidation or subdivision of the Trust Units, (ii) issuance wholly or in part for cash of Trust Units or securities that by their terms are convertible into or exchangeable for Trust Units, (iii) Trust Unit distributions, or (iv) issuance of rights, options or warrants referred to in this Section 2.3; hereafter made by the Fund to holders of its Trust Units, shall not be taxable to such security holders.

(j) Each adjustment to the Exercise Price made pursuant to this section 2.2 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this section 2.2, the Fund shall:

   (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

   (ii) promptly file with the Rights Agent and with each transfer agent for the Trust Units a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or cause such summary to be mailed as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Trust Units or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Trust Units or other securities, if applicable, represented thereby on, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Trust Unit transfer books of the Fund are closed, such Person shall be deemed to have become the record holder of such securities on, and such certificate shall be dated, the next succeeding Business Day on which the Trust Unit transfer books of the Fund are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificate

(a) The Rights Certificates shall be executed on behalf of the Fund by any two Fund Trustees. The signature and attestation of any of these individuals on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the Fund Trustees of the Fund shall bind the Fund, notwithstanding that such individuals or any of them have ceased to hold such position prior to the countersignature and delivery of such Rights Certificates. .

(b) Promptly after the Fund learns of the Separation Time, the Fund will notify the Rights Agent of such Separation Time and will deliver the disclosure statement referred to in clause 2.2(c), together with Rights Certificates executed by the Fund to the Rights Agent for countersignature, and the Rights Agent shall countersign manually or by facsimile and send such Rights Certificates to the holders of the Rights pursuant to clause 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a) Following the Separation Time, the Fund will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Fund will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "**Rights Registrar**") for the purpose of maintaining the Rights Register for the Fund and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

At the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of clause 2.6(c) below, the Fund will execute, and the Rights Agent will countersign manually or by facsimile and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights

Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Fund, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Fund or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Fund may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Fund shall execute and the Rights Agent shall countersign and deliver in exchange therefore a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Fund and the Rights Agent prior to the Expiration Time (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Fund or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Fund shall execute and upon the Fund's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2. 7, the Fund may require the payment of a sum sufficient to cover any tax or governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Fund, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Fund.

2.8 Persons Deemed Owners

The Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights

evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term **"holder"** of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Trust Unit certificate).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Fund may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Fund may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled or provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Fund.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Fund and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the Trust Unit certificate representing such Right;

(c) that after the Separation Time, each Right will be transferable only together with, and will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) that prior to due presentation of a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) for registration or transfer, the Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Trust Unit certificate made by anyone other than the Fund or the Rights Agent) for all purposes whatsoever, and neither the Fund nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional Trust Units or other securities upon exercise of Rights (except as provided herein); and

(f) that, subject to Section 6.4, without the approval of any holder of Rights and upon the sole authority of the Fund Trustees acting in good faith this Agreement may be supplemented or amended from time to time pursuant to and as provided herein.

(g) that, notwithstanding anything in this Agreement to the contrary, neither the Fund nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of the inability of the Fund or the Rights Agents to perform any of the obligations under this Agreement by reasons of any preliminary or permanent injunction or other decree, order or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder not Deemed a Unitholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever the holder of any Trust Units or any other unit or security of the Fund which may at any time be issued on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Rights or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Trust Units or any other units or securities of the Fund or any right to vote at any meeting of unitholders of the Fund whether for the election of Fund Trustees or otherwise or upon any matter submitted to holders of Trust Units whether for the election of Fund Trustees or otherwise or upon any matter submitted to holders of Trust Units at any meeting thereof, or to give or withhold consent to any action of the Fund, or to receive notice of any meeting or other action affecting any holder of Trust Units or any other units or securities of the Fund except as expressly provided herein, or to receive notice of any meeting or other action affecting any holder of Trust Units or any other units or securities of the Fund except as expressly provided herein, or to receive distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
FLIP-IN EVENT

3.1 Flip-in Event

(a) Subject to subsection 3.1(b) and subsections 6.1(b), 6.1(c), and 6.1(d) in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the Trust Unit Acquisition Date, the right to purchase from the Fund, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, the number of Trust Units having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3 upon each occurrence after the Trust Unit Acquisition Date of any event analogous to any of the events described in Section 2.3).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Trust Unit Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Fund Trustees acting in good faith have determined is part of a plan, arrangement or scheme of an Acquiring Person, (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding clause (i) of this subsection 3.1(b);

shall become null and void without any further action, and any holder of such Rights (including any transferees) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) In the event that there shall not be sufficient Trust Units authorized for issuance to permit the exercise in full of the Rights in accordance with this Section 3.1, the Fund shall take all such action as may be necessary to authorize additional Trust Units for issuance upon the exercise of the Rights.

(d) From and after the Separation Time, the Fund shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Securities Act (Ontario) and the securities acts or comparable legislation in each of the other provinces of Canada in respect of the issue of Trust Units upon the exercise of Rights in accordance with this Agreement.

(e) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clause 3.1(b)(i) or (ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate of an Acquiring Person (including, without limitation, a Person who has entered into an agreement or arrangement to sell Trust Units to an Acquiring Person). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement,"

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Fund in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 4
ONGOING BUSINESS OF THE FUND

4.1 Fiduciary Duties of the Fund Trustees

For clarification, it is understood that nothing contained in this Agreement shall be deemed to affect the obligations of the Fund Trustees to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Fund Trustees shall not be entitled to recommend that unitholders of the Fund reject any Take-Over Bid, or to take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation or regulatory proceedings and the submission of additional or alternative Take-Over Bids or other proposals to the Unitholders or otherwise) with respect to any Take-Over Bid that the Fund Trustees believe is necessary or appropriate in the exercise of their fiduciary duties.

4.2 Further Acts

Nothing contained in this Agreement shall be construed as limiting or prohibiting the Fund or any Offeror from proposing or engaging in any acquisition, disposition or other transfer of any securities of the Fund, any merger, amalgamation or arrangement involving the Fund, any sale or other transfer of assets of the Fund, any liquidation, dissolution or winding-up of the Fund or any other business combination or other transaction, or any other action by the Fund or such Offeror; provided that the holders of Rights shall have the rights set forth in this Agreement with respect to any such acquisition, disposition, transfer, merger, amalgamation, arrangement, sale, liquidation, dissolution, winding-up, business combination, transaction or action.

ARTICLE 5
THE RIGHTS AGENT

5.1 General

(a) The Fund hereby appoints the Rights Agent to act as agent for the Fund in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Fund may from time to time appoint such co-rights agents ("**Co-Rights Agents**") as it may deem necessary or desirable. In the event the Fund wishes to appoint one or more Co-Rights Agents, it shall provide reasonable notice of such appointment to the Rights Agent and the respective duties of the Rights Agent and Co-Rights Agents shall be as the Fund may determine with the consent of the Rights Agent (and Co-Rights Agent). The Fund agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursement incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Fund also agrees to indemnify

the Rights Agent and its officers, directors and employees in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the resignation or removal of the Rights Agent or the termination of this Agreement.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Trust Units or any Rights Certificate or certificate for other securities of the Fund, instrument of assignment or transfer, power or attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

5.2 Merger or Amalgamation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the unitholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 5.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Trust Units, Rights Certificate, certificate for other securities of the Fund, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Fund shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Fund.

5.3 Duties of Rights Agents

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Fund and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may consult with legal counsel (who may be legal counsel for the Fund) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Fund prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a Fund Trustee or the President or any Vice President, Treasurer or the Controller of the Fund and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Trust Units or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have made by the Fund only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Trust Unit certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Fund of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to clause 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Trust Units to be issued pursuant to this Agreement or any Rights or as to whether any Trust Units will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) the Fund agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person believed by the Rights Agent to be a Fund Trustee or the President, any Vice President, or the Treasurer or Controller of the Fund, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be for liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person;

(h) the Rights Agent and any unitholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Trust Units, Rights or other securities of the Fund or become pecuniarily interested in any transaction in which the Fund may be interested, or contract with or lend money to the Fund or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Fund or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agents will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Fund resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Fund) in writing mailed to the Fund and to the transfer agent of Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 6.9. The Fund may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 6.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Fund will appoint a successor to the Rights Agent. If the Fund fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights certificate for inspection by the Fund), then the Rights Agent (at the Fund's expense) or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Fund or by such court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, following payment of all outstanding fees and expenses owned to it by the Fund under the Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Fund will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Trust Units, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 6
MISCELLANEOUS

6.1 Redemption and Waiver

(a) The Fund Trustees acting in good faith may, with the prior consent of holders of Trust Units or of the holders of Rights given in accordance with subsection 6.1(f) or (g), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 6.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b) The Fund Trustees acting in good faith may, with the prior consent of the holders of Trust Units given in accordance with subsection 6.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 6.1, if such Flip-in Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units and otherwise than in the circumstances set forth in subsection 6.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Fund Trustees propose such a waiver, the Fund Trustees shall extend the Separation Time to a date subsequent to and not more than eight Business Days following the meeting of unitholders called to approve such waiver.

(c) The Fund Trustees acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Trust Units; further provided that if the Fund Trustees waive the application of Section 3.1 to such a Flip-in Event, the Fund Trustees shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 6.1(c).

(d) The Fund Trustees acting in good faith may, in respect of any Flip-in Event waive the application of Section 3.1 to that Flip-in Event, provided that both of the following conditions are satisfied:

(i) the Fund Trustees have determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of waiver pursuant to this subsection 6.1(d) it is no longer an Acquiring Person.

(e) The Fund Trustees shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Fund Trustees have waived, or are

deemed to have waived, pursuant to subsection 6.1(c), the application of Section 3.1, takes up and pays for the Trust Units pursuant to the terms and conditions of the Permitted Bid or Take-over Bid, as the case may be.

(f) If a redemption of Rights pursuant to subsection 6.1(a) or a waiver of a Flip-in Event pursuant to subsection 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Trust Units. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Unitholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Declaration of Trust.

(g) If a redemption of Rights pursuant to subsection 6.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Unitholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Declaration of Trust with respect to meetings of unitholders of the Fund.

(h) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Fund Trustees may elect to redeem all of the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the outstanding Trust Units, subject to and in accordance with the provisions of this Agreement.

(i) If the Fund Trustees elect or are deemed to have elected to redeem the Rights, and, in circumstances where subsection 6.1(a) is applicable, such redemption is approved by the holders of Trust Units or the holders of Rights in accordance with subsection 6.1(f) or (g), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j) Within 10 Business Days of the Fund Trustees electing or having been deemed to have elected to redeem the Rights or, if subsection 6.1(a) is applicable, within 10 Business Days after the holders of Trust Units or the holders of Rights have approved a redemption of Rights in accordance with subsection 6.1(f) or (g), as the case may be, the Fund shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the Rights Register or, prior to the Separation Time, on the register of the transfer agent for the Trust Units. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Fund may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 6.1 or in connection with the purchase of Trust Units prior to the Separation Time.

(k) The Fund shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Fund Trustees under this Section 6.1.

6.2 Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in clause 5.1 of this Agreement.

6.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Fund may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Fund Trustees to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4 Supplements and Amendments

(a) The Fund may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Fund may, prior to the date of the unitholders' meeting referred to in Section 6.15, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Trust Units (whether or not such action would materially adversely affect the interests of the holders of Rights generally) where the Fund Trustees acting in good faith deem such action necessary or desirable. Notwithstanding anything in this 6.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to subsection 6.4(a), the Fund may, with the prior consent of the holders of Trust Units, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Unitholders present or represented at and entitled to be voted at a meeting of the holders of Trust Units duly called and held in compliance with applicable laws and the constating documents of the Fund.

(c) The Fund may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a

meeting of the holders held in accordance with subsection 6.4(d) and representing 50% plus one of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Declaration of Trust and any laws applicable to the Fund with respect to meetings of unitholders of the Fund.

(e) Any amendments made by the Fund to this Agreement pursuant to subsection 6.4(d) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the unitholders of the Fund at the next meeting of unitholders and the unitholders may, by the majority referred to in subsection 6.4(d), confirm or reject such amendment; or

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than the date of the next meeting of unitholders of the Fund (to be held immediately after such meeting of unitholders) and the holders of Rights may, by resolution passed by the majority referred to in subsection 6.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Fund Trustees adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the unitholders or the holders of Rights or is not submitted to the unitholders or the holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or the meeting at which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Fund Trustees to amend this Agreement to substantially the same effect shall be effective until confirmed by the unitholders or holders of Rights as the case may be.

(f) The Fund shall be required to provide the Rights Agent with notice in writing of any such amendment, revision or variation to this Agreement as referred to in this Section 6.4 within five days of effecting such amendment, revision or variation.

(g) Any supplement or amendment to this Agreement pursuant to subsections 6.4(b) through (e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Fund, including without limitation any requisite approval of stock exchanges on which the Trust Units are listed.

6.5 Fractional Rights and Fractional Trust Units

(a) The Fund shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and no amount shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable.

(b) The Fund shall not be required to issue fractions of Trust Units upon exercise of the Rights or to distribute certificates which evidence fractional Trust Units. In lieu of issuing fractional Trust Units, the Fund may pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Trust Unit.

6.6 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Fund to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

6.7 Regulatory Approvals

Any obligation of the Fund or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority.

6.8 Declaration as to Non-Canadian Holders

If in the opinion of the Fund Trustees (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada, the Fund Trustees acting in good faith may take such actions as they may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holder thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Fund, as the Fund may determine, absolute instrument discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the persons entitled thereto. In no event shall the Fund or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

6.9 Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to the Fund shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, by telex or by other similar means of telecommunications addressed (until another address is filed in writing with the Rights Agent) as follows:

North West Company Fund
Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R 1

Telephone: (204) 943-0881
Telecopier: (204) 934-1495

Attention: Corporate Secretary

Any notice or demand authorized or required by this Agreement to be given or made by the Fund or by the holder of any Rights to the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, by telex or by other similar means of telecommunications addressed (until another address is filed in writing with the Fund) as follows:

CIBC Mellon Trust Company
600 – 333 7th Avenue S.W.
Calgary, AB
T2P 2Z1

Telephone: (403) 232-2400
Telecopier: (403) 264-2100

Attention: Manager, Corporate Trust Services

Notices or demands authorized or required by this Agreement to be given or made by the Fund or the Rights Agent to the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, by telex or by other similar means of telecommunications addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Item, on the registry books of the Fund for its Trust Units. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

6.10 Costs of Enforcement

The Fund agrees that if the Fund fails to fulfil any of its obligations pursuant to this Agreement, then the Fund will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant thereto in any action, suit or proceeding in which a court of competent jurisdiction in a final non-appealable judgment has rendered judgment in favour of the holder.

6.11 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Fund or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

6.12 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Fund, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Fund, the Rights Agent and the holders of the Rights.

6.13 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Manitoba and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such Province.

6.14 Severability

If any Section, clause, term or provision hereof or the application thereof to any circumstance or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, clause, term or provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, clauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, clause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

6.15 Effective Date

This Agreement (subject to receipt of the approval of Independent Unitholders as set forth below) is effective from the date that the Fund receives the approval of the Independent Unitholders and replaces and supersedes the Original Rights Plan. If this Agreement is not approved by resolution passed by a majority of the votes cast by Independent Unitholders who vote thereon at a meeting of unitholders to be held not later than June 30, 2008, then the Original Rights Plan and this Agreement and all outstanding Rights under the Original Plan Agreement shall terminate and be void and of no further force and effect on and from that date.

6.16 Determinations and Actions by the Fund Trustees

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Fund Trustees pursuant to this Agreement, in good faith, shall not subject any of the Fund Trustees to any liability whatsoever to the holders of the Rights.

6.17 Unitholder Review

At or prior to the annual meeting of the unitholders of the Fund in 2011, provided that a Flip-in Event has not occurred prior to such time, the Fund Trustees shall submit a resolution ratifying this Agreement (as amended, if applicable) and the continued existence of the Rights Plan to the Independent Unitholders for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by Independent Unitholders who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Fund Trustees shall, immediately upon the confirmation by the Chairman of such unitholders' meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price,

6.18 Time of the Essence

Time shall be of the essence in this Agreement.

6.19 Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

[Execution Page Follows]

6.20 Liability of Fund

The parties hereto acknowledge that the Fund Trustees are entering into this Agreement *solely in their capacity* as trustees on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Fund Trustees or any holder of Trust Units and that any recourse against the Fund, the Fund Trustees or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Fund Assets as defined in the Declaration of Trust.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

NORTH WEST COMPANY FUND

By: ____________________

By: ____________________

c/s

CIBC MELLON TRUST COMPANY

By: Sandra Evans SANDRA EVANS
ASSOCIATE DIRECTOR
RELATIONSHIP MANAGEMENT

By: ____________________

c/s

JACQUIE FISHER
DIRECTOR, RELATIONSHIP MANAGEMENT

EXHIBIT A
(Form of Rights Certificate)

Certificate No. ________________ ________________ Rights

THE RIGHTS ARE SUBJECT TO TERMINATION, AT THE OPTION OF THE FUND, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) MAY BECOME VOID.

Rights Certificate

This certifies that ________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the amended and restated unitholder rights plan agreement, dated as of the 11th day of June, 2008 (the "**Rights Agreement**") between North West Company Fund, a trust created under the laws of Manitoba (the "**Fund**") and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada (the "**Rights Agent**") (which term shall include any successor Rights Agent under the Rights Agreement); to purchase from the Fund at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Term (as such term is defined in the Rights Agreement), one fully paid unit of the Fund (a "Trust Unit") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in Calgary, Alberta. The Exercise Price shall be $50.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or other securities of the Fund other than Trust Units or more or less than one Trust Unit (or a combination thereof), all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Fund and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Fund.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be terminated by the Fund under certain circumstances at its option.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Trust Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Fund or any rights to vote for the election of trustees of the Fund or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any action, or to receive notice of meetings or other actions affecting unitholders (except as provided in the Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the trustees of the Fund.

Date: ______________________________

NORTH WEST COMPANY FUND, by its trustees

By: ______________________________

By: ______________________________

Countersigned:

CIBC MELLON TRUST COMPANY

By: ______________________________
Authorized Signature

FORM OF ASSIGNMENT
(To be executed by the registered holder if such
holder desires to transfer the Rights Certificates.)

FOR VALUE RECEIVED ____

hereby sells, assigns and transfers unto ______________________________________
____

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________, Attorney, to transfer the within Rights Certificate on the books of the within-named entity, with full power of substitution.

Dated:______________________

____
Signature

Signature Guaranteed:

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature guarantees: such signature must be guaranteed by an Eligible Institution. An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(to be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

____
Signature

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:

The undersigned hereby irrevocably elects to exercise ________________ whole Rights represented by the attached Rights Certificate to purchase the Trust Units or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued:

in the name of ______________________________

address: ______________________________

Social Insurance, ______________________________
Social Security or other
Taxpayer Identification Number: ______________________________

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

name: ______________________________

address: ______________________________

Social Insurance, ______________________________
Social Security or other
Taxpayer Identification Number: ______________________________

Dated ________________________ ______________________________
Signature

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature guarantees: such signature must be guaranteed by an Eligible Institution. An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(to be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).

____
Signature

NOTICE

In the event the certification set forth above in the Form of Assignment OR Form of Election-to-Exercise is not completed, the Fund will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement). No Rights Certificates shall he issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof.

END